
# INVEST IN THE EVOLUTION OF
# CASINO GAMING

We introduce AI to casino floors, maximizing player enjoyment and operator profits while collecting 1,000X more data. Get in early on a $108B market opportunity. Invest in Acres.

**INVEST NOW**  **JOIN BONUS GAME**

Form C    Offering Memorandum    Investor Education

| **$750** | **$3.30** |
|---|---|
| Min. Investment | Share Price |



CASHLESS CASINO MAKES TABLE GAME BUY-INS QUICKER THAN CASH.

## OUR INNOVATIONS ARE RECOGNIZED BY:

 Industry Excellence Award 2023

**Gaming & Leisure**

 Product Innovation of the Year 2023

**Gaming America**

 Best Consumer Service Technology

**Global Gaming Business Magazine**

 Best Productivity Enhancement Tech

**Global Gaming Business Magazine**

HIGHLIGHTS

# TOP 3 REASONS TO INVEST IN ACRES

# 01

### $108.5 BILLION MARKET SIZE[1]

Our massive market potential means we're just getting started.



## TRUSTED BY TOP CASINOS

   

### 1,000X MORE DATA

With more real-time data to power our AI, we can boost player satisfaction and casino revenues.





## INNOVATIVE HARDWARE: POWERING 1000X MORE DATA AND DRIVING FUTURE GROWTH

✓ The hardware allows us to process the 1000x more data that feeds the AI

✓ The hardware offers industry-best capability. The complexity and time required to make gaming industry hardware are significant barriers to our competition, leaving us in an advantaged position.

✓ The hardware is a key part of our growth strategy because once it's installed, we can continue to monetize our footprint by selling more recurring revenue application subscriptions to casinos

**PROBLEM**

# CASINOS GIVE AWAY 25% OF THEIR REVENUE[1]

Casinos want people to play slot machines as long as possible, but they give away 25% of operating revenues in "free plays" to do it. This "one size fits all" approach not only wastes billions, the experience for the gamers is more impersonal than ever. Despite tech now being molded by AI, casinos remain antiquated – leaving money and goodwill on the table.





SOLUTION

# OUR AI-POWERED SOLUTIONS BOOST CASINO REVENUE

Our patented AI-powered system collects 1,000X the amount of data as conventional systems. By evaluating player experiences in real-time, it maximizes each person's time spent via custom deals like cash rewards, free meals, or personalized recognition when needed. This not only boosts player satisfaction and casino revenues, it reduces operational costs.



PERKS

## BIG PURCHASE BONUS

Investing in a private company has its perks. As a thank you for your support, we're offering you the opportunity to earn free stock when you invest at least 3X the minimum investment.

| Invest **$2,250+** | Invest **$3,750+** | Invest **$7,500+** |
|---|---|---|
| Receive **10%** Bonus Shares **3X** of Minimum Investment | Receive **15%** Bonus Shares **5X** of Minimum Investment | Receive **20%** Bonus Shares **10X** of Minimum Investment |
| INVEST NOW | INVEST NOW | INVEST NOW |

OPPORTUNITY/MARKET

## A $108B MARKET READY TO

ACRES CURRENT AND TARGET SLOT MACHINES



0.5

# MODERNIZE

Gaming is a $108.5B market opportunity. With 1.5M+ slot machines worldwide, Acres has substantial room to grow from their current presence on 70,000+ machines. If we successfully scale to our target of 490,000 machines, we'll earn $1B per year in recurring subscription fees alone.



Acres Machines
(Current & Target)

Current
Acres Machines

Target
Acres Machines



# WIN FREE STOCK AT OUR NEXT WEBINAR

We're giving you two ways to win extra stock during our next investor webinar. Click here to learn more about the free stock games and sign up for our next investor webinar here.

Enter your email

example@gmail.com

**SIGN UP**

## UNLOCK YOUR ADDITIONAL EXCLUSIVE REWARDS





# WIN FREE BONUS SHARES

Enter your email address and press SPIN to win you up to 100% more shares, based upon your investment.

Enter your email

**SPIN**

TRACTION

# OUR TECH IS ALREADY

# OUR TECH IS ALREADY INSTALLED IN 5% OF SLOT MACHINES

We've secured $30M of investment from casinos, and currently have 70 current casino customers, our tech is already installed in 7% of the world's slot machines – demonstrating both established trust and room for growth. preliminary customer results showed a 22% increase in play and 18% increase in visitation, causing them to quickly scale our tech across 44 locations.

BUSINESS MODEL

## 70% MARGINS AND RECURRING REVENUE STREAMS

This high-margin focus ensures that as our customer base expands, Acres' long-term profits grow significantly alongside.

**INVEST NOW**

We make money through a combination of hardware sales and recurring subscription-based services. **These include:**

- Tech installations in casinos, which generate 70%+ profit margins

- Annual support services for regulatory compliance and product efficiency (100% opt-in rate)

- Annual subscription fees for software that enhances player experience - Current fees average $500 per game

EXPANSION

## READY TO SCALE INTERNATIONALLY

We aim to expand from operating 5% of gaming machines to 35%. But that's just the start. We have strong interest from Asian casinos, which opens the door for rapid international expansion. Thanks to our top casino partnership, we've proven our ability to rapidly scale at a moment's notice.



**5%**
**35%**

**Operational Share of Gaming Machines**

**Future Percentage** of **Gaming Machines Operated**



## DOWNLOAD OUR INVESTOR BRIEF TO SEE OUR FULL BUSINESS PLAN

Enter your email

 
COMPETITIVE ADVANTAGE

# THE ONLY NAME CHECKING EVERY BOX

Barriers to entry are extremely high in the gaming industry, requiring licenses to operate state by state. We're licensed in 22 of the 44 gaming states—covering 90% of the nation's slot machines and casino gambling revenue. With 200+ patents and decades of successful gaming innovation, Acres is perfectly positioned to introduce AI to the industry.



### 200+
patents

### Licensed in 22
of 44 gaming states encapsulating 90% of the US gambling market

TEAM

# GAMING INDUSTRY LEGENDS AND BUSINESS EXPERTS

Since 1972, Acres founder and CEO John Acres has been changing the gambling world. Already an American Gaming Association Hall of Famer, he founded Acres technology with his son to leverage his extensive experience and network and bring the industry he knows best out of the past.



## John Acres
Founder and CEO

John began his casino technology career in 1972 and went on to invent player tracking, loyalty systems and automated electronic delivery of loyalty incentives. He founded, operated and successfully exited three gaming companies (Electronic Data Technologies (EDT), Mikohn Gaming and Acres Gaming). John is a named inventor on over 250 patents and is a member of the American Gaming Association's Hall of Fame.





### Noah Acres
COO

Noah has been involved in casino technology for his entire life. He began by helping to assemble early products as a child, before going to work as a casino executive in Macau and Las Vegas properties.

### Patrick Bland
CTO

Patrick holds degrees in law and computer engineering. He joined Acres in 2021, after working with datable supplier Splunk for several years.Patrick manages product development and regulatory technical compliance.



### Mark Dailey
Chief Engineer

Mark has been designing products at Acres companies since 1997. He holds a Masters in Computer Science from California Institute of Technology and has primary responsibility for product design and refinement.



### Eric Von Stafford
CFO

Eric has over 30 years of experience in financial management and corporate finance. He was the CFO for one of the fastest growing software companies in America (according to Forbes). Eric has also held senior positions at H.I.G. Capital, Goldman Sachs and Montgomery Securities. He earned an M.B.A. from the Booth School of Business at the University of Chicago and an undergraduate degree from Georgetown University.



### Alan McCollom
Patent Attorney

Alan was a partner in the Portland law firm Marger, Johnson & McCollom for two decades where he helped Acres gaming develop a strong portfolio of over 20 groundbreaking patents.

FIRST MOVER PERKS

# IT PAYS TO INVEST EARLY

Investors will receive a bonus on their investment based on the order their investment is funded. The available bonuses can be found below:

| Investment # | Receive |
|---|---|
| 1-10 | 20% |
| 11-60 | 15% |
| 61-160 | 10% |
| 161+ | No Bonus |

WEBINAR PERKS

# ATTEND AN INVESTOR WEBINAR. GET FREE STOCK

You can earn additional bonus stock during our investor webinars. We'll have two opportunities during each webinar to

**STOCK.**

earn free Acres stock.

### Intro Game

The "Intro Game" will be played at the beginning of each investment webinar. Everyone who registers for the webinar and is in attendance in the beginning will automatically be a participant in the Intro Game and will have one entry in the game. The following table outlines the reward schedule for the Intro Game:

| Numbers Caught | Shares Won | Shares Won ($) |
| --- | --- | --- |
| 4 | 5 | $16.5 |
| 5 | 50 | $165 |
| 6 | 500 | $1650 |

### Attendee Game

The "Attendee Game" will be played at the end of each investment webinar. Everyone who registers for the webinar and is in attendance at the end of the webinar will automatically be a participant in the Attendee Game and will have one entry in the game. The following table outlines the reward schedule for the Attendee Game:

| Numbers Caught | Shares Won | Shares Won ($) |
| --- | --- | --- |
| 4 | 10 | $33 |
| 5 | 100 | $330 |
| 6 | 1,000 | $3300 |

# FAQS

| | |
| --- | --- |
| Why invest in startups? |  |

| | |
| --- | --- |
| How much can I invest? |  |

| | |
| --- | --- |
| How do I calculate my net worth? |  |

| | |
| --- | --- |
| What are the tax implications of an equity crowdfunding investment? |  |

| | |
| --- | --- |
| Who can invest in a Regulation CF Offering? |  |

| | |
| --- | --- |
| What do I need to know about early-stage investing? Are these investments risky? |  |

| | |
| --- | --- |
| When will I get my investment back? |  |

| | |
| --- | --- |
| Can I sell my shares? |  |

| | |
| --- | --- |
| Exceptions to limitations on selling shares during the one-year lockup |  |

period:In the event of death, divorce, or similar circumstance, shares can be transferred to:

What happens if a company does not reach their funding target?

ow can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?

# JOIN THE DISCUSSION

**0 Comments**

 Login ▼

 Start the discussion…

LOG IN WITH          OR SIGN UP WITH DISQUS ?

        Name

♡   • Share                                         Best   Newest   Oldest

Be the first to comment.

✉ Subscribe   🔒 Privacy   ❗ Do Not Sell My Data                    **DISQUS**

LOAD ALL COMMENTS

ACRES

## SOURCES:

1. https://www.americangaming.org/wp-content/uploads/2024/05/AGA-State-of-the-States-2024.pdf

tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of **FINRA | SIPC**, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's **BrokerCheck**. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such Investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.